PALADIN REALTY INCOME PROPERTIES, INC.

10800 Wilshire Boulevard, Suite 1400

Los Angeles, California 90024

VIA EDGAR

January 24, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Paladin Realty Income Properties, Inc.
Registration Statement on Form S-11
File No. 333-175741

Dear Mr. McTiernan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Paladin Realty Income Properties, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-11 to 4:30 p.m. Eastern time on January 24, 2012, or as soon as practicable thereafter.

Pursuant to your letter to the Company of August 10, 2011 in connection with this request for acceleration of effectiveness, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Paladin Realty Income Properties, Inc.

By:	/s/ Michael B. Lenard
Name: Michael B. Lenard
Title: Executive Vice President, Secretary and Counselor

cc: Deborah S. Froling, Esq., Arent Fox LLP